UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 333-275972

Logistic Properties of the Americas

(Exact name of registrant as specified in its charter)

Plaza Tempo, Edificio B

Oficina B1, Piso 2

San Rafael de Escazú,

San José, Costa Rica

+506 2204 7020

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On March 27, 2024, Logistic Properties of the Americas, a Cayman Islands exempted company (“LPA” or the “Company”), consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of August 15, 2023 (as amended, supplemented, and/or restated from time to time) by and among two, a Cayman Islands exempted company, LatAm Logistic Properties, S.A., a company incorporated under the laws of Panama, and, by a joinder agreement, each of the Company, Logistic Properties of the Americas Subco, a Cayman Islands exempted company and a wholly-owned subsidiary of the Company, and LPA Panama Group Corp., a company incorporated under the laws of Panama and a wholly-owned subsidiary of the Company.

Beginning on March 28, 2024, the LPA ordinary shares will be traded on NYSE American under the symbol “LPA”.

On March 27, 2024, the Company issued a press release titled, LatAm Logistic Properties, S.A. and two Announce Closing of Business Combination. A copy of this press release is attached as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Logistic Properties of the Americas, dated March 27, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Logistic Properties of the Americas

By:	/s/ Esteban Saldarriaga
Name:	Esteban Saldarriaga
Title:	Chief Executive Officer

Date: March 27, 2024

[Signature Page to Closing 6-K]